April 21, 2005

Mail Stop 0409

Jonathan H. Short
General Counsel
IntercontinentalExchange, Inc.
2100 RiverEdge Parkway
Suite 500
Atlanta, Georgia  30328

Re:	IntercontinentalExchange, Inc.
	Registration Statement on Form S-1 Filed March 22, 2005
      Registration No. 333-123500

Dear Mr. Short:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Supplementally, please provide us with any pictures, graphics or artwork that will be used in the prospectus.

2. We note that throughout the prospectus you make qualitative assertions or similar statements. For example, see:
* p. 1 "We operate the leading global futures and over-the-counter, or OTC, marketplace for trading a broad array of energy products."
* p. 1 "Our marketplace brings together buyers and sellers of derivatives and physical energy commodities contracts through our leading, Internet-based electronic trading platform."
* p.2 "We operate the leading market for trading in Brent Crude futures."
* p.2 "The IPE Brent Crude futures contract is the leading benchmark for pricing crude oil produced and consumed outside of the United States, and for pricing a majority of the world`s traded oil products."
* p.2 "We also operate the leading market for trading in cleared
OTC
Henry Hub natural gas contracts, with 17.0 million contracts traded in 2004. Henry Hub natural gas markets are the most liquid natural gas markets in North America."
Please provide supplemental support for these and similar statements.
In connection with this comment, where you use terms such as "leading," please revise to include the measurement you are using in making such a determination.

3. We understand from your disclosure that the successful migration of futures trading business from your open-outcry trading floor, which was closed on April 7, 2005, to your electronic trading platform is crucial to your business. Please provide information in the summary and elsewhere in the prospectus as of a date as current as reasonably practicable that reflects the status of this transition.

4. We note that the holders of your Class A1 and Class A2 shares will
be granted the option of converting their shares into shares of new
common stock after the new common stock has been authorized upon closing of the offering. According to your disclosure on pages 5 and
37, the conversion terms will be "subject to such conditions as
[y]our Board of Directors may deem appropriate."   Please advise
us
as to what consideration you gave to integrating the conversion of the Class A1 and Class A2 shares with the proposed offering.

Prospectus Cover

5. Please remove "Joint Book-Running Managers" from the cover page.
We would not object to this disclosure in the Underwriting section and/or on the back cover page of the prospectus.

Prospectus Summary, page 1

6. Please substantially reduce your use of acronyms in the summary and risk factor sections as they may be confusing for an investor.

      Our History, page 1

7. Please disclose the names of the "Initial Shareholders" and the "Gas and Power Firms."

      Our Business, page 1

8. Please disclose the meaning of the term "Recognized Investment
Exchange."

9. Please quantify the current impact on your business of the closure of the open-outcry trading floor.

10. A "recent developments" section is generally not appropriate for a prospectus in an initial public offering. Please revise the prospectus to reflect all developments as of the date of the prospectus.

      Transparency and Independence, page 3

11. Please provide a basis for your statement that, "in contrast to many of [your] competitors, [your] company is governed independently and impartially..."

	Strong Value Proposition, page 3

12. Supplementally, please advise us as to the comparability of obtaining a seat on the NYMEX, CBOT and the Intercontinental
Exchange. For example, are the figures cited strictly membership fees or do seats on the NYMEX and the CBOT come with other benefits as well?

	Attract New Market Participants, page 4

13. We note your statement that you have experienced an increase in your participant base in large part due to "the availability of electronic trading primarily through [y]our platform." Supplementally, provide us with a basis for this belief. In connection with this, please discuss whether the increase in your participant base is higher than with other exchanges that provide for trading in energy contracts.

	Pursue Select Strategic Opportunities, page 5

14. Please briefly discuss the type of business you may acquire or the type of alliance you may enter into.

      Risk Factors, page 5

15. In order to provide balance, please move this subsection so that it immediately follows "Our Competitive Strengths."

16. Please provide a more detailed description of each of your summary risk factors.

Risk Factors, page 10

17. Please clarify that all material risks are discussed in the "Risk
Factors" section. In this regard, we note that the introductory paragraph which provides "some" significant investment risks are described in this section.
18. Please consider adding a risk factor, if applicable, regarding the potential stress to your electronic trading system as a result of increased trading volume from the closing of your physical trading floor and the potential future growth of your business.

Risks Relating to Our Business, page 9

We face intense competition from regulated exchanges, voice brokers and other electronic platforms, which could adversely affect our business. If we are not able to compete successfully, our business will not survive, page 10.

19. Where you discuss your relationship with LCH.Clearnet as an alternative to NYMEX`s clearinghouse, please clarify that only a limited number of contracts traded in the OTC market are eligible to be cleared through LCH. If you choose to retain disclosure in this risk factor about LCH, compare the breadth of its services to the clearinghouse operated by NYMEX. As part of this, please disclose that the agreement with LCH is terminable by either party with one year`s notice.

Our revenues depend heavily upon trading volumes in the markets for
IPE Brent Crude futures contracts and OTC North American natural gas and power contracts. A decline in volumes or in our market share in these contracts would jeopardize our ability to remain profitable and grow, page 13

20. As part of this risk factor discussion, please disclose that your primary competitor, NYMEX, has recently announced plans to allow for an open outcry floor in London for trading in the IPE Brent Crude futures contract.

Our principal competitor, NYMEX, has filed claims of copyright and trademark infringement against us, which, if determined adversely to us, would have a material adverse effect on our business, page 14.

21. Your statement that you "do not believe that [you] infringe any intellectual property rights of NYMEX or that [you] have tortiously interfered with any contract of NYMEX," is a legal conclusion that, absent consent from counsel, the company is not qualified to make. Please remove this statement from the risk factor or, if based upon a statement from litigation counsel, revise to cite counsel and provide a consent from counsel. This comment also applies to similar disclosure found under the risk factor heading that discusses the claims brought by EBS Dealing Resources, Inc. on page 19.

We have been accused of patent infringement by EBS Dealing
Resources,
page 19.

22. Please briefly describe the business processes that would be implicated by the pending EBS patents and your ability to use alternative processes in the event the pending patents were granted.

Our business may be harmed by computer and communications systems failures and delays, page 22.

23. Please supplementally advise us whether you have historically suffered any material system failures or delays.

Our systems and those of our third party service providers may be vulnerable to security risks, which could result in wrongful use of our information, or which could make our participants reluctant to use our electronic platform, page 22.

24. Please supplementally advise us whether you or your third party service providers have historically suffered any material security breaches that have impacted your business.

We rely on specialized management and employees, page 23.

25. Please identify the specific executive officers upon who you are dependent.

Our current shareholders may have the ability to influence our business, page 25.

26. Please expand your disclosure under this risk factor to discuss why you believe your existing shareholders may vote as a group on matters such as the election of directors, the appointment of new executive officers and other matters.

Delaware law and some provisions of our organizational documents make a takeover of our company more difficult, page 26.

27. Please disclose the potential anti-takeover effect of the change of control provisions of your employment agreements.

Use of Proceeds, page 26

28. Please disclose the maturity of the debt being repaid with the proceeds of the offering. Refer to Item 504 of Regulation S-K.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 36

	Our Business Environment, page 37

29. Please briefly explain the term "cross-margin" as it may not be clear to an investor.

Segment Reporting, page 39

30. Please briefly describe how your switch to an exclusively electronic trading platform will enhance your competitive position, other than with respect to the identified cost savings.

Components of Expenses-Professional Services, page 51

31. We note your disclosure that you expect that professional services expenses will decrease at the conclusion of the NYMEX and EBS cases. Please disclose when you expect these cases to be concluded.

Loan Agreements, page 66

32. Please disclose whether or not, as of a recent date, you are in compliance with the financial covenants on your facility.

Industry Overview, page 75

33. Throughout this section you reference and rely on certain market information provided by third parties. Please provide us with copies of the relevant portions of the publications that include the information consistent with the statements in the prospectus. Please supplementally disclose whether the publication is generally available to the public. If you commissioned the data, please file a consent from the provider for the use of its name and the information attributed to it.

Industry Size and Growth, page 80

34. Please provide a brief explanation of why "the volume of energy derivative contracts traded for any specific commodity tends to be a multiple of the physical production of that commodity." In connection with this, we note that different multiples are disclosed for crude oil and natural gas. Does this statement imply that, for example, the number of crude oil contracts traded in prior and future years is likely to be 3.75 times the physical consumption and production during the same period. Your current disclosure provides only a snapshot in time, and it is unclear whether you are suggesting that these figures serve as trends.

Business, page 86

	Our Growth Strategy, page 91

35. Please provide an overview of the process by which you develop and launch new products. In particular, please discuss whether most new products are specifically requested by your customers or designed internally and then marketed to customers, the amount of financial and employee resources required to launch a new product and the approximate average duration of a new product offering. In addition, please address the relative importance of new products to the growth of your business.

Our Products and Services, page 93

36. Please revise your "OTC Trade Process" chart to clarify what parts of the process are handled by your systems. In addition, please clarify the meaning of "Deal Ticker" and "Trade Capture."

37. Please revise your discussion of cleared OTC contracts to clarify the role of the FCM`s.

38. Please revise your discussion of OTC risk management functionality on pages 98-99 to clarify how your platform has changed the historical treatment of counterparty credit and delivery risk.

Our Participant Base, page 100

39. Please disclose the names of your largest futures trading member and OTC participant that accounted for in excess of 10 percent of your futures business revenues and OTC business revenues, respectively during 2002, 2003 and 2004. Refer to Item
101(c)(1)(vii) of Regulation S-K.

Technology, page 102

40. Please disclose whether the number of participants that currently access your platform during peak hours and the number of participants you believe you have the capacity to support, include the ISV participants.

41. Please disclose what level of assurance was provided by PricewaterhouseCoopers in connection with its SAS 70 review.

Property, page 108

42. In light of the closing of your open-outcry exchange floor, please disclose your plans for the property you own that currently houses the disaster recovery facilities of the exchange floor.

Management, page 113

	Employment Agreements and Benefit Plans, page 119

43. Please summarize the exclusivity, non-competition and non-solicitation provisions of your employment agreements. In addition, please disclose whether there any minimum or maximum amounts of bonuses that may be awarded to the named executive officers.

44. Please briefly define the terms "cause," "gross misconduct" and
"good reason" as they are used in the employment agreements.

Certain Relationships and Related Party Transactions, page 125

	Relationships With Our Initial Shareholders, page 125

45. Please clarify whether the put held by CPEX is currently exercisable and whether it will be exercisable immediately following the proposed offering. In connection with this, please discuss the revision in the registration rights owned by CPEX contemplated by your disclosure on the top of page 126.

46. Please provide additional detail on the investment banking services and consulting services provided by Morgan Stanley and Goldman Sachs in the last fiscal year and the amount of compensation that you paid for such services.

	Relationships With Certain Shareholders, page 125

47. In connection with your disclosure regarding the Order Flow
Agreements you entered into with various third parties, please provide additional details regarding how the shortfall payments payable to you were calculated.

48. Please provide additional detail on the terms of the registration rights agreements, including the deadlines for filing a registration statement and the penalties, if any, for a failure to meet those deadlines.

	Shareholders` Agreement, page 128

49. Please disclose whether any of your current directors were nominated by the Gas and Power Firms pursuant to the Shareholders` Agreement.

Principal and Selling Shareholders, page 131

50. In light of Mr. Sprecher`s ownership interest in CPEX, please revise the table to include CPEX`s shares under Mr. Sprecher`s name or tell us why he does not have the requisite ability to control the disposition of these shares. Your disclosure on pages 125 and 126 appear to indicate that he has the sole power to control these shares. Please revise or advise.

51. Please note that it is our position that any selling stockholder who is a broker-dealer must be identified as an underwriter in the prospectus unless all of the securities being registered on behalf of that broker-dealer were received as compensation for underwriting activities. Please supplementally confirm to us, if true, that none of the selling stockholders that will be identified in the prospectus is a broker-dealer. If one or more of the selling stockholders is a broker-dealer, please revise to identify each such selling stockholder and to disclose that each such selling stockholder is an underwriter. Alternatively, if any selling stockholder who is a broker-dealer received or will receive all of the shares being registered on its behalf as compensation for underwriting activities, please supplementally identify each such selling stockholder and supplementally describe the nature of the transactions in which those shares were acquired.

52. Please note that it is our position that any selling stockholder who is an affiliate of a broker-dealer must be identified as an underwriter in the prospectus unless that selling shareholder represents that it purchased the shares being registered on its behalf in the ordinary course of its business and, at the time of the purchase of those shares, did not have any agreement or understanding, directly or indirectly, with any person to distribute those shares. Please revise to disclose, if true, that each selling shareholder that is an affiliate of a broker-dealer purchased the shares being registered on its behalf in the ordinary course of its business and, at the time of the purchase of those shares, did not have any agreement or understanding, directly or indirectly, with any person to distribute the shares. If you are unable to make those statements with respect to one or more of those selling shareholders, please revise to identify those selling shareholders and to disclose that those selling shareholders are underwriters in connection with this registration statement. For the definition of "affiliate," please refer to Rule 405 of Regulation C.

Shares Eligible for Future Sale, page 140

53. We note your statement in the initial sentence that implies that there may be a trading market for the Class A1 shares following the proposed offering. Please advise us as to whether you anticipate such a market developing and whether such a concurrent market would implicate Regulation M.

Certain United States Tax Consequences to Non-U.S. Holders of
Common
Stock, page 142

54. Please revise the heading and the introductory paragraph to clarify that the discussion is of material tax consequences, not merely certain tax consequences.

Underwriting, page 145

55. When available, please provide us with copies of the materials the underwriters plan to use in connection with the directed share program. In addition, please disclose whether such shares are subject to lock-up provisions.

56. When known, please revise to identify the members of the underwriting syndicate that will engage in electronic distributions.
Supplementally, please confirm that those underwriters have cleared their online offering procedures with the staff and that the materials and procedures have not changed since they were cleared. If not, please provide a more detailed description of their online offering procedures, including screen shots and drafts of any communications those underwriters propose to use in the electronic distribution.

57. We note your disclosure of the share of offering expenses that you will pay. Please revise the disclosure to state the total offering expenses and the amounts to be paid by you and the selling shareholders, respectively. Refer to Item 508 and Item 511 of Regulation S-K.

IntercontinentalExchange, Inc.
Financial Statement and Notes, pages F-1 - F-37

Note 2, Summary of Significant Accounting Policies, pages F-8 - F-
16
Goodwill and Other Intangible Assets, page F-10

58. We note you evaluate goodwill for impairment by comparing the fair value of the reporting unit to its carrying value by analyzing expected future discounted cash flows at the reporting unit level. However, your long-lived asset accounting policy on page F-11 suggests that you assess recoverability using an undiscounted cash flow approach. Please revise your disclosure on page F-11.

Stock-Based Compensation, page F-13

59. We note that you reduced compensation cost in your pro forma disclosure by $4.4 million, which was recognized on a pro forma basis in prior periods, related to forfeited options during 2004. We also note on page F-24 that your senior officers and members of the board of directors exchanged 3.7 million stock options associated with the implementation of the 2004 Restricted Stock Plan. Please advise us whether the referenced shares exchanged on page F-24 are the same as the shares forfeited on page F-13. If so, tell us why you consider these shares to be forfeited rather than exchanged or modified. In your response, cite the relevant accounting literature that supports your basis in accounting for purposes of your pro forma disclosure.
Refer to paragraphs 34-36 of SFAS 123.

Note 9, Shareholders` Equity, page F-21 - F-25

60. Please advise us of, and disclose, the following information for equity instruments granted during the year ended December 31, 2004:

a. For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option. The number of options may be aggregated by month or quarter and the information presented as weighted average per-share amounts; and

b. Whether the valuation used to determine the fair value of the equity instruments for each grant was contemporaneous or retrospective.

61. If you did not obtain a contemporaneous valuation performed by an unrelated valuation specialist for each 2004 grant, please expand your disclosure in MD&A, preferably in Critical Accounting
Policies,
to include the following information relating to issuances of equity instruments:

a. A discussion of the significant factors, assumptions, and methodologies used in determining fair value;

b. A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and
(1) the estimated IPO price, or (2) if a contemporaneous valuation by an unrelated valuation specialist was obtained subsequent to the grants but prior to the IPO, the fair value as determined by that valuation;

c. The valuation alternative selected and the reason you chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

62. Related to the exchange of outstanding options for restricted stock, please supplementally clarify the date the Company offered to exchange the options, the date the exchange occurred, the number of options exchanged, and the number of restricted shares or units issued in the exchange. In addition, tell us whether any employees declined the offer to exchange their options and whether there were any additional replacement stock options issued during the period identified in paragraph 45 of FIN 44. Finally, advise us how you considered the guidance in FIN 44 and Issue 39 of EITF 00-23 in accounting for the exchange.

Note 11, Related-Parties, pages F-27 - F-28

63. We note here and on page 125 that in connection with your formation you granted CPEX a put option by which CPEX could require you to purchase 9.9 million shares of your common stock held by CPEX.
Please advise us of, and disclose, the circumstances under which CPEX can exercise this put feature. In addition, tell us how you accounted for the put option and how you considered the guidance in paragraph 11 of SFAS 150 or SFAS 133, as applicable.

Part II

Item 15.  Unregistered Securities Transactions

64. Please revise to comply with Item 701(a) of Regulation S-K. In particular, please provide the date of each grant, the exemption relied upon for such grant and a brief explanation of the facts relied upon to make the exemption available including, with respect to reliance on Rule 701 or Rule 504 of the Securities Act, the dollar value of the grants.

Exhibits

65. Please file copies of your legality opinion or provide us with a draft, so that we have an opportunity to review it. Please also file any material agreements required to be filed under Item 601 of Regulation S-K.

*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Josh Forgione at (202) 824-5464 or Steven Jacobs, Accounting Branch Chief, at (202) 824-5222 if you have questions regarding comments on the financial statements and related matters. Please contact Michael McTiernan, Attorney-Advisor, at
(202) 824-5445 or me at (202) 942-1971 with any other questions.


Sincerely,



Owen Pinkerton
Senior Counsel

cc:	Catherine M. Clarkin, Esq. (via facsimile)
      Sullivan & Cromwell LLP


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IntercontinentalExchange, Inc.
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